FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 7, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drill Permit Received for C de Baca Uranium Property, New Mexico

MAX Resource Corp. is pleased to announce that it has been granted a drill permit by the USDA Forest Service for its wholly-owned C de Baca Uranium property in Socorro County, New Mexico.

The C de Baca Project comprises 108 uranium claims previously explored by Occidental Minerals, an Occidental Petroleum company, in the 1980’s.  Occidental Minerals drilled 216 holes, with the best drill hole intersecting 7.5 feet of 0.20% U3O8 at a depth of 291 feet, and identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8*).  This information is taken from data MAX acquired on the project in June 2006 which includes drill logs and thickness maps from the original work done by Occidental Minerals that define only the eastern limits of the mineralized system, which may be open to expansion.

The drill program will be comprised of 14 drill holes and has been designed to allow MAX to be able to confirm the historic drilling data in order to enable a resource estimate in compliance with NI 43-101.

The C de Baca property is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico.  It has the potential for in-situ uranium mining methods, a technique with a tiny footprint.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

*Note: This report by Occidental Minerals was not NI 43-101 compliant and predates NI 43-101.   The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  Max Resource intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 20, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling Contractor Secured for C de Baca Uranium Property, New Mexico

MAX Resource Corp., (TSX-V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that it has contracted with Stewart Brothers Drilling Company of Milan, New Mexico for the drilling of its C de Baca Uranium property in Socorro County, New Mexico in May, 2007.

The drill program will be comprised of 14 drill holes and has been designed to allow MAX to be able to confirm the historic drilling data available on C de Baca in order to enable a resource estimate in compliance with National Instrument 43-101.  MAX is fully funded to carry out this program.

The C de Baca Project is wholly-owned by MAX and comprises 108 uranium claims previously explored by Occidental Minerals, an Occidental Petroleum company, in the 1980’s.  Occidental Minerals drilled 216 holes, with the best drill hole intersecting 7.5 feet of 0.20% U3O8 at a depth of 291 feet, and identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8*).  This information is taken from data MAX acquired on the project in June 2006 which includes drill logs and thickness maps from the original work done by Occidental Minerals that define only the eastern limits of the mineralized system, which may be open to expansion.

The property is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico.  It has the potential for in-situ uranium mining methods, a technique with a tiny footprint.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a Qualified Person as that term is defined under National Instrument 43-101.

*Note: This report by Occidental Minerals was not NI 43-101 compliant and predates NI 43-101.   The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  Max Resource intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date April 5, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director